U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to ________.

Commission file number: 0-19345

A. Full title of the Plan:

ESB Financial Corporation Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

ESB Financial Corporation
600 Lawrence Avenue
Ellwood City, Pennsylvania 16117

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules are filed as part of this annual report for the ESB Financial Corporation Retirement Savings Plan (the "Plan") and appear immediately after the signature page hereof:

Report of Independent Auditors

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2004 and 2003

Notes to Financial Statements

Supplemental Schedule

ESB Financial Corporation Retirement Savings Plan

Financial Statements and Schedule

Years Ended December 31, 2004 and 2003

Contents

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222

Phone: (412) 644-7800
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
ESB Financial Corporation
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of ESB Financial Corporation Retirement Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 10, 2005

ESB Financial Corporation Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31 2004	December 31 2003
Assets		
Contributions receivable	$ 11,703	$ 6,987
Investments	7,383,828	6,411,204
Noninterest-bearing cash	–	–
Loans to participants	52,959	71,800
Total assets	7,448,490	6,489,991
Net assets available for benefits	$ 7,448,490	$ 6,489,991

See accompanying notes.

ESB Financial Corporation Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31	
	2004	**2003**
Additions		
Investment income:		
Net appreciation in fair value of investments	**$ 309,122**	$ 1,072,818
Dividends and interest income	**160,102**	120,078
Total investment loss	**469,224**	1,192,896
Contributions:		
Employer	**207,997**	228,177
Participant	**450,246**	448,405
Employee rollovers	**18,342**	25,453
Conversion balance	**157,840**	–
Total contributions	**834,425**	702,035
Total additions	**1,303,649**	1,894,931
Deductions		
Distributions to participants	**(339,744)**	(67,828)
Other expenses	**(5,406)**	(33,198)
Total deductions	**(345,150)**	(101,026)
Net increase	**958,499**	1,793,905
Net assets available for benefits:		
Beginning of year	**6,489,991**	4,696,086
End of year	**$ 7,448,490**	$ 6,489,991

See accompanying notes.

1. Description of Plan

The following description of the ESB Financial Corporation (the Company) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan description for a more complete description of the Plan's provisions.

General

On May 14, 1995, the Company established the Plan by merging the Economy Savings Bank, PASA Employee Savings Plan and the Ellwood Federal Savings Bank Retirement Savings and Profit Sharing Plan. The Plan represents a continuation of the two prior plans and was established as a defined contribution plan for the benefit of all eligible employees of the Company and its subsidiaries. All employees that are employed by the Company are immediately eligible to participate in the Plan.

On January 1, 2000, the Plan was amended and restated to allow for employee contributions and employer matching contributions of the Company's common stock.

Effective January 1, 2003, the Plan was amended and restated to change trustees of the Plan from Connecticut General Life Insurance Company (CIGNA) to Franklin Templeton Investor Services Inc. (Franklin Templeton). As such, on December 31, 2002, all of the Plan's investments, excluding the Company's common stock and participant loans, were liquidated awaiting transfer to Franklin Templeton on January 2, 2003, at which time the funds were reinvested into similar fund categories.

Contributions

Each year, participants may voluntarily contribute the lesser of $13,000 or 100% of their eligible earnings to the Plan, subject to annual limitations established by the Internal Revenue Service. The Company makes a maximum matching contribution of 100% of the first 1% and 50% of the next 5% of a participant's salary deferral contribution at the end of each pay period. The amount of matching contributions is a discretionary percentage determined by the Board of Directors and may be changed from time to time. Participants are eligible to receive a matching contribution subject to a vesting schedule, and may change their contribution rate or discontinue their contribution at any time. Employer contributions are invested in the ESB Financial Corporation Common Stock Unitized Fund. During 2004, contributions also included a converted amount from the Company's Employee Owned Stock Plan (ESOP). The Company's ESOP is required to offer eligible participants the opportunity to diversify the Company's stock to other investments. In August 2004, six employees elected to diversify their holdings from the Company's stock to other investments. As such, $157,840 was transferred from the Company's ESOP to the Company's Retirement Savings Plan.

1. Description of Plan (continued)

Investments

Investments are reflected at the current value as determined by Franklin Templeton. Investment types include: a common collective trust, mutual funds, and a unitized employer stock fund. The market value of these accounts represent net asset values of investments held as of the end of plan year plus the value of any dividends and capital gains distributions not yet reinvested. Investment transactions are accounted for on the trade-date basis.

Forfeitures

Forfeitures of matching contributions amounted to $5,406 and $33,198 during 2004 and 2003, respectively and are included within employer contributions on the Statements of Changes in Net Assets Available for Benefits. Forfeitures were used to offset administrative expenses. Administrative expenses in excess of forfeitures are paid for by the Company.

Participant Accounts

Each participant's account is credited with the participant's contributions, employer's contributions, and investment earnings. Allocations of employer matching contributions and plan earnings are based on individual participant contributions and participant account balances, respectively.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contributions and related investment earnings thereon is based on years of continuous service. Eligible service is defined as 1,000 hours of service within a plan year.

The vesting schedule is as follows:

Years of Service	Vesting Percent
Under 2 years	0% vested
2 but less than 3 years	25% vested
3 but less than 4 years	50% vested
4 but less than 5 years	75% vested
After 5 years	100% vested

1. Description of Plan (continued)

Benefit Payments

Participants or their beneficiaries are permitted to withdraw any portion of their vested account due to death, permanent disability, retirement, attainment of age 59-1/2, in the event of financial hardship, or termination of employment. These withdrawals, prior to retirement, may result in certain suspensions of future participation in the Plan. Nonvested company contributions are forfeited for participants who terminate employment.

Loans to Participants

Loans are made available to all participants on a nondiscriminatory basis in accordance with the specific provisions set forth in the Plan. The amount of a loan cannot exceed the lesser of $50,000 reduced by the excess of the highest outstanding loan balance in the prior 12 months over the outstanding loan balance on the date the loan is made, or one-half of a participant's total vested account balance. The loans bear interest at rates determined by the Plan Administrator, generally at the prime rate at the time the loan is made. All loans are subject to specific repayment plans and are secured by the participant's nonforfeitable interest in their account equivalent to the principal amount of the loan.

Plan Termination

The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event that such discontinuance results in the termination of the Plan, the interest of all participants in the plan assets will become fully vested, and the Plan Administrator will continue to function during such period as is necessary to make remaining normal distributions and to administer and distribute the residual interest of the participants.

2. Summary of Significant Accounting Policies

General

The accompanying financial statements have been prepared on the accrual basis of accounting, except for distributions which are recorded when paid by the trustee.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Income

Interest income from investments and loans to participants are recorded on an accrual basis. Dividend income from both the Company's Common Stock Unitized Fund and the Franklin Templeton managed funds are recorded on the ex-dividend date.

Unit Value

The interest of each participant in the various funds is represented by units allocated to their account. The unit value is computed by dividing the number of units into the aggregate market value of the individual funds.

Contributions

Participant contributions are recorded in the month withheld from the participant's wages. Company contributions are recorded in the same month.

Distributions to Participants

Distributions to participants are recorded when paid by the trustee.

Administrative Expenses

Administrative expenses of the Plan are paid for by the Company or through forfeitures of matching contributions. Administrative expenses include fees for recordkeeping, compliance testing, employee communication services, Form 5500 preparation services, benefit processing services, trust services, and document preparation and amendment services. Administrative expenses paid through forfeitures are included in other expenses.

3. Investments

All investment information disclosed in the accompanying financial statements and schedule, including investments held at December 31, 2004 and 2003, and interest and dividend income and net appreciation in fair value of investments for the years ended December 31, 2004 and 2003, were obtained or derived from information supplied to the Plan Administrator and certified as complete and accurate by the trustee.

For the years ended December 31, 2004 and 2003, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2004	
	Current Value	**Net Realized/ Unrealized Appreciation (Depreciation)**
Investments at fair value as determined by quoted market price:		
Participant-directed investments:		
FRK Stable Value	$ 1,035,160*	$ (35)
Pimco Total Return Fund	305,416	(1,566)
Franklin Income Fund	547,193*	26,729
Franklin Equity Income	371,861	25,803
FT Conservative Target	77,754	4,390
Mutual Discovery Fund	318,543	43,729
FRK Real Estate	519,339*	83,205
FT Moderate Target Fund	526,130*	39,598
Mutual Shares Fund	597,162*	50,906
Templeton Foreign Fund	280,888	35,362
Franklin Small Cap Value	349,631	63,170
FRK Capital Growth Fund	622,943*	36,903
FT Growth Target Fund	243,681	22,851
	5,795,701	431,045
Nonparticipant-directed investments:		
ESB Financial Corporation Common Stock Unitized Fund	1,588,127*	(121,923)
	$ 7,383,828	$ 309,122

*Fair value of investment represents 5% or more of the Plan's net assets.

3. Investments (continued)

	2003	
	Current Value	Net Realized/ Unrealized Appreciation (Depreciation)
Investments at fair value as determined by quoted market price:		
Participant-directed investments:		
FRK Stable Value	$ 1,282,626*	$ (27)
Pimco Total Return Fund	136,059	(809)
Franklin Income Fund	371,248*	56,477
Franklin Equity Income	205,359	20,843
FT Conservative Target	69,328	8,636
Mutual Discovery Fund	251,342	43,353
FRK Real Estate	213,532	10,528
FT Moderate Target Fund	546,935*	119,264
Mutual Shares Fund	508,744*	96,878
Templeton Foreign Fund	183,313	35,747
Franklin Small Cap Value	224,545	28,433
FRK Capital Growth Fund	634,301*	128,354
FT Growth Target Fund	249,321	56,047
	4,876,653	603,724
Nonparticipant-directed investments:		
ESB Financial Corporation Common Stock Unitized Fund	1,534,551*	469,094
	$ 6,411,204	$ 1,072,818

*Fair value of investment represents 5% or more of the Plan's net assets.

3. Investments (continued)

Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

	Years Ended December 31 2004	2003
Beginning balance	$ 1,534,551	$ 842,625
Change in net assets:		
Contributions	233,941	234,918
Transfer to/from other plan	(1,324)	21,672
Dividends/interest	281	6,702
Net (depreciation) appreciation in fair value of investment	(121,923)	469,094
Distributions to participants	(53,852)	(12,198)
Other expenses	(3,547)	(28,262)
Ending balance	$ 1,588,127	$ 1,534,551

4. Parties in Interest

The Plan Sponsor (the Company) controls and manages the operation and administration of the Plan. The Trustee (Franklin Templeton) manages the Plan's investment assets, as directed by the Plan Sponsor. Certain administrative costs are paid by the Plan Sponsor.

At December 31, 2004 and 2003, the Plan held an aggregate of 103,444 and 85,994 shares of ESB Financial Corporation common stock valued at $1,494,766 and $1,409,412, respectively.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 11, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

6. Subsequent Event (Unaudited)

As a result of ESB Financial Corporation acquiring Peoples Home Savings Bank effective February 11, 2005, the Peoples Home Savings Salary Savings Plan was merged with the ESB Financial Corporation Retirement Savings Plan effective March 31, 2005. A total of $1,272,288, representing the account balances of Peoples Home Salary Savings Plan participants employed by ESB Bank, was transferred to Franklin Templeton Investor Services, Trustee for the ESB Financial Corporation Retirement Savings Plan, held as separate accounts referred to as rollover accounts in the ESB Financial Corporation Retirement Savings Plan.

Schedule

ESB Financial Corporation Retirement Savings Plan

EIN #25-1659846 Plan #002

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Current Value
FRK Stable Value	Common collective trust	$ 1,035,160	$ 1,035,160
Pimco Total Return Fund	Mutual fund	307,657	305,416
Franklin Income Fund	Mutual fund	477,446	547,193
Franklin Equity Income	Mutual fund	329,228	371,861
FT Conservative Target	Mutual fund	67,655	77,754
Mutual Discovery Fund	Mutual fund	243,173	318,543
FRK Real Estate	Mutual fund	431,859	519,339
FT Moderate Target Fund	Mutual fund	416,954	526,130
Mutual Shares Fund	Mutual fund	477,164	597,162
Templeton Foreign Fund	Mutual fund	217,180	280,888
Franklin Small Cap Value	Mutual fund	263,761	349,631
FRK Capital Growth Fund	Mutual fund	494,137	622,943
FT Growth Target Fund	Mutual fund	180,646	243,681
ESB Financial Corporation:			
Common Stock Unitized Fund*	Unitized fund	1,267,980	1,588,127
Participant loans*	Interest rates range from 4.00% to 9.00% and have maturity dates through 2005	0	52,959

*Party in interest to the Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ESB FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN

June 24, 2005 By: ______________________________
John T. Stunda
Senior Vice President of Human Resources

INDEX TO EXHIBITS

Number	Description
23.1	Consent of Ernst & Young LLP, Independent Auditors.

Exhibit 23.1

Consent of Ernst & Young LLP, Independent Auditors

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-95725) pertaining to the ESB Financial Corporation Retirement Savings Plan of our report dated June 10, 2005, with respect to the financial statements and schedule of the ESB Financial Corporation Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst & Young LLP

Pittsburgh, Pennsylvania
June 22, 2005